KIRKLAND LAKE GOLD ANNOUNCES SUSPENSION OF AUTOMATIC SHARE PURCHASE PLAN

Toronto, Ontario - September 29, 2021, - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today reported that, following the announcement of a merger of equals agreement with Agnico Eagle Mines Limited, the Company has suspended its automatic share purchase plan ("ASPP") effective today, September 28, 2021.

The ASPP was launched on June 21, 2021 in connection with the Company's normal course issuer bid ("NCIB") to allow for share purchases that would not be subject to black-out periods or other restrictions. The current NCIB remains in effect on the same terms and conditions as previously disclosed. Under the current NCIB, the Company can purchase up to 26,694,051 common shares until the expiry of the NCIB on June 8, 2022. A total of 3,392,100 common shares have been repurchased to date through the current NCIB, all of which were acquired through the ASPP. Except as set out in this press release, the Company is not aware of any material undisclosed information about its business or its securities.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold
Website : www.kl.gold